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EXHIBIT 4(d)

AMENDMENT TO THE RIGHTS AGREEMENT

        This Amendment to the Rights Agreement (the "Rights Agreement"), originally dated December 31, 1996, between UtiliCorp United Inc., which on March 15, 2002, changed its legal name to Aquila, Inc. (the "Company"), and First Chicago Trust Company of New York ("First Chicago"), is entered into as of March 15, 2002, by and among the undersigned parties.

Recitals

          I.  On December 31, 1996, the Company and First Chicago entered into the Rights Agreement under which First Chicago agreed to act as rights agent (the "Rights Agent") of the Company.

          II.  On February 25, 2002, the Company terminated First Chicago as rights agent in accordance with Section 4.4 of the Rights Agreement.

        III.  On February 28, 2002, UMB Bank, N.A. ("UMB Bank") agreed to act as the Company's Rights Agent under the then existing Rights Agreement, subject to the Company's covenant to negotiate in good faith with UMB Bank to amend the Rights Agreement.

        NOW, THEREFORE, Company and UMB Bank, as the Company's Rights Agent, agree to amend the Rights Agreement in the following manner:

          A.  Delete in its entirety the first paragraph of the Rights Agreement and replace it with the following:

          "THIS RIGHTS AGREEMENT is originally dated as of December 31, 1996, and amended as of March 15, 2002, between UtiliCorp United Inc., which on March 15, 2002, changed its legal name to Aquila, Inc. (the "Company"), and First Chicago Trust Company of New York, whose rights and obligations hereunder were assumed in their entirety by UMB Bank, N.A. on March 15, 2002 (the "Rights Agent," which term shall include any successor Rights Agent hereunder)."

          B.  Delete in its entirety Section 2.1 of the Rights Agreement, titled "Legend on Common Stock Certificates," to be replaced with the following:

          "2.1    Legends on Common Stock Certificates.    Prior to the earliest of the Distribution Date, the Redemption Date or the Expiration Date, certificates of Common Stock shall evidence one Right for each share of Common Stock represented thereby and shall have impressed on, printed on, or otherwise affixed to them the following legend:

            This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the rights agreement (the "Rights Agreement") originally dated of December 31, 1996, and as may be subsequently amended, between the "Company" and the Company's "Rights Agent," as defined in the Rights Agreement, the terms of which are hereby incorporated herein by reference and a copy of which is on a file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be redeemed, may expire, or may be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement without charge within five days after receipt of a written request therefore. Under certain circumstances, Rights issued to, or which are or were Beneficially Owned by, Acquiring Persons or their Affiliates or Associates (as such terms are defined in the Rights Agreement) and any subsequent holder of such Rights may become null and void.

Certificates representing shares of Common Stock issued and outstanding at the Record Date or issued after the Record Date without the foregoing legend shall evidence one Right for each share of Common Stock evidenced thereby notwithstanding the absence of the foregoing legend and the transfer of any of such certificates representing shares of Common Stock shall also constitute the transfer of their Rights associated with the Common Stock represented by such certificates."

          C.  After the last sentence of Section 4.3(g) of the Rights Agreement, add the following:

  "Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application (which date shall not be less than ten Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted. Further, should the Rights Agent take any action, or omit to take any action, in accordance with such application by the Rights Agent for written instructions in the absence of a response from the Company, the Rights Agent will notify the Company of such action or omission of any action."

          D.  Add the following Section 4.3(j) to the Rights Agreement:

          "(j)  If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has not been completed, the Rights Agent shall not take any further action with respect to such requested exercise of transfer without notice to, and receiving written instructions from, the Company."

          E.  Add the following Section 4.3(k) to the Rights Agreement:

        "(k)  The Rights Agent shall have no responsibility to the Company, any holders of Rights, any holders of Common Stock or any holders of Preferred Stock for interest or earnings on any monies held by the Rights Agent pursuant to this Agreement. Unless otherwise stated, such interest or earnings shall be deemed to be property of the Company."

          F.  Delete in its entirety Section 5.9 of the Rights Agreement and replace it with the following:

          "5.9    Notices.    Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any rights to or on the Company shall be sufficiently given or made upon receipt if delivered by facsimile transmission, receipt confirmed, or sent by registered or certified mail, postage prepaid, return receipt required, addressed (until another address is filed in writing with the Rights Agent) as follows:

      Aquila, Inc.
      Attn: Corporate Secretary
      20 West 9th Street
      Kansas City, MO 64105
      Fax: (816) 783-5175

Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any rights to or on the Rights Agent shall be sufficiently given or made upon receipt if delivered by facsimile transmission, receipt confirmed, or sent by registered or certified mail, postage prepaid, return receipt required, addressed (until another address is filed in writing with the Rights Agent) as follows:

      UMB Bank, N.A., as Rights Agent
      Attn: Corporate Trust Department
      2401 Grand Blvd
      Kansas City, Missouri 64108
      Fax: (816) 860-3029"

        IN WITNESS WHEREOF, the parties hereto have caused the Rights Agreement to be duly amended as set forth above and executed as of March 15, 2002.

AQUILA, INC.
By:
/s/ LESLIE J. PARRETE, JR. Leslie J. Parrette, Jr. Senior Vice President
UMB BANK, N.A.
By:
/s/ FRANK C. BRAMWELL Frank C. Bramwell Senior Vice President

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AMENDMENT TO THE RIGHTS AGREEMENT
Recitals